Filed by Voya Partners, Inc. (SEC File Nos.: 333-32575; 811-08319) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

June 28, 2016

Voya Investment Management

Client Talking Points

VY® Fidelity® VIP Equity-Income Portfolio

Voya Investment Management has announced the following changes:

Planned Change(s)	Effective Date (on or about)	Merging Portfolio Name	Surviving Portfolio Name
Reorganization	August 26, 2016	VY® Fidelity® VIP Equity-Income Portfolio	VY® Invesco Growth and Income Portfolio

The Board of Directors (the “Board”) of VY® Fidelity® VIP Equity-Income Portfolio (the “Equity-Income Portfolio”) and VY® Invesco Growth and Income Portfolio (“Growth and Income Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of the VY® Fidelity® VIP Equity-Income Portfolio is required before the Merger may take place.

▪	What is happening?
o	On March 18, 2016, the Board approved a proposal to merge Equity-Income Portfolio into Growth and Income Portfolio.
o	Shareholders of Equity-Income Portfolio will be sent a combined proxy statement and prospectus on or about June 22, 2016.
o	A shareholder meeting will be held on or about August 9, 2016.
o	Pending shareholder approval, the Merger will occur as of the close of business on or about August 26, 2016.
o	Equity-Income Portfolio operates as a “feeder fund” which means it invests all of its assets in a separate mutual fund: the Service Class 2 shares of Fidelity® VIP Equity-Income Portfolio (“Master Fund”). Fidelity Equity-Income Portfolio has the same investment objective and limitations as the Master Fund in which it invests. Invesco Advisers, Inc. (“Invesco”) serves as sub-adviser to Growth and Income Portfolio. If the Merger is approved, shareholders of Equity-Income Portfolio will become shareholders of Growth and Income Portfolio as of the close of business on or about August 26, 2016.
o	A prospectus supplement was filed on or about March 28, 2016 to notify shareholders of the changes.

▪	Why is the Merger proposed?
o	As part of the Board’s annual review of contractual arrangements in November of 2015, the Board directed Directed Services LLC (“DSL” or “Adviser”) to explore the future viability of Equity-Income Portfolio due to underperformance, asset size, and asset outflows. At the March 2016 Board meeting the Adviser presented the Board with the Reorganization proposal. In support of its proposal, the

1

Adviser noted that in its view, the Reorganization would provide the shareholders of Equity-Income Portfolio with an immediate benefit through lower gross and net expenses.

▪	How do the Investment Objectives compare?
	Equity-Income Portfolio	Growth and Income Portfolio
Investment Objective	The Portfolio seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio’s goal is to achieve a yield that exceeds the composite yield on the securities comprising the S&P 500 Index.	The Portfolio seeks long-term growth of capital and income.

▪	What is the experience of the Invesco Advisers, Inc. Team?

Invesco Growth and Income Portfolio is managed by the Invesco Advisers, Inc. team of Thomas Bastian, Brian Jurkash, Sergio Marcheli, James O. Roeder, and Matthew Titus.

Thomas Bastian, CFA

Lead Portfolio Manager

Mr. Bastian, CFA, Lead Portfolio Manager, joined Invesco in June 2010. Prior to that, Mr. Bastian was with Van Kampen Asset Management since 2003 and from 2001 to 2003, Mr. Bastian was a portfolio manager at Eagle Asset Management.

Brian Jurkash

Portfolio Manager

Mr. Jurkash, Portfolio Manager, has been associated with Invesco and/or its affiliates since 2000.

Sergio Marcheli

Portfolio Manager

Mr. Marcheli, Portfolio, joined Invesco in June 2010. Prior to that, Mr. Marcheli was with Van Kampen Asset Management since 2002.

James O. Roeder

Portfolio Manager

Mr. Roeder, Portfolio, joined Invesco in June 2010. Prior to that, Mr. Roeder was with Van Kampen Asset Management since 1999.

Matthew Titus

Portfolio Manager

Mr. Titus, Portfolio Manager, joined Invesco in 2016. Prior to that, Mr. Titus was with American Century Investments (2004-2016).

2

With respect to VY® Invesco Growth and Income Portfolio, the following table summarizes historical changes in the adviser, sub-adviser, name, and strategies.

Historical adviser/sub-adviser/name and strategies information
Effective Date	Portfolio Name	Sub-Adviser
04/30/13	ING Invesco Growth and Income Portfolio	No change
04/29/11	ING Invesco Van Kampen Growth and Income Portfolio	No change
06/01/10	ING Van Kampen Growth and Income Portfolio	Invesco Advisers, Inc.[1]

1. Name change of sub-adviser due to a change in control.

▪	How do the Annual Portfolio Operating Expenses compare?

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Growth and Income Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2015.The table does not reflect fees or expenses that are, or may be, imposed under your Variable Contract or Qualified Plan. For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

The management agreement between DSL and Growth and Income Portfolio provides for a “bundled fee” arrangement under which DSL provides (in addition to the advisory services) custodial, administrative, transfer agency, portfolio accounting, auditing, and ordinary legal services in return for a single management fee. The management agreement between DSL and Equity-Income Portfolio provides for an advisory fee for which DSL provides advisory and administrative services only. Other services are provided to Equity-Income Portfolio under separate agreements at additional expense

Annual Portfolio Operating Expenses[1] Expenses you pay each year as a % of the value of your investment
		Equity- Income Portfolio	Growth and Income Portfolio	Growth and Income Portfolio Pro Forma
Class ADV
Management Fees	%	0.55[2]	0.64	0.64
Distribution and/or Shareholder Services (12b-1) Fees	%	0.50	0.60	0.60
Shareholder Services Fee	%	0.25[3]	N/A	N/A
Other Expenses	%	0.27	None	None
Total Annual Portfolio Operating Expenses	%	1.57	1.24	1.24
Waivers and Reimbursements	%	(0.23)[4]	None	None
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.34	1.24	1.24

Class S
Management Fees	%	0.55[2]	0.64	0.64
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Shareholder Services Fee	%	0.25[3]	N/A	N/A
Other Expenses	%	0.27	None	None
Total Annual Portfolio Operating Expenses	%	1.32	0.89	0.89
Waivers and Reimbursements	%	(0.23)[4]	None	None
Total Annual Portfolio Operating Expenses after Waivers and Reimbursements	%	1.09	0.89	0.89

1. Expense ratios have been adjusted to reflect current contractual rates.

2. The management fees include the management fee of Fidelity® VIP Equity-Income Portfolio (“Master Fund”) of 0.45%.

3

June 20, 2016

Client Talking Points

3. Service Class 2 shareholders of the Master Fund, including Equity-Income Portfolio, pay a shareholder servicing fee of 0.25%.

4. The adviser is contractually obligated to limit expenses to 0.55% and 0.30% for Class ADV and Class S shares, respectively, through May 1, 2018. The limitation does not extend to interest, taxes, investment-related costs, leverage expenses, Master Fund Fees and Expenses, and extraordinary expenses. This limitation is subject to possible recoupment by the adviser. Amounts may be recouped only within three years from the date when an amount is waived or reimbursed, and are limited to the lesser of (i) the expense cap in effect at the time of waiver, and (ii) the expense cap in effect at the time of recapture. Termination or modification of this obligation requires approval by the Portfolio’s board.

How does Equity-Income Portfolio’s performance compare to Growth and Income Portfolio?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in the Portfolios’ performance from year to year, and the tables compare the Portfolios’ performance to the performance of a broad-based securities market index/indices for the same period. The Portfolios’ performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar chart shows the performance of the Portfolios’ Class ADV shares. Other class shares’ performance would be higher than Class ADV shares’ performance because of the higher expenses paid by Class ADV shares. Performance in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare the Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. The Portfolio’s past performance is no guarantee of future results.

Equity-Income Portfolio – Calendar Year Total Returns

(as of December 31 of each year)

Best quarter: 2nd 2009, 20.42% and Worst quarter: 4th 2008, -24.46%

The Portfolio’s Class ADV shares’ year-to-date total return as of March 31, 2016: 1.96

4

June 20, 2016

Client Talking Points

Growth and Income Portfolio’s – Calendar Year Returns

(as of December 31 of each year)

Best quarter: 3rd 2009, 21.44% and Worst quarter: 4th 2008, -19.63%

The Portfolio’s Class ADV shares’ year-to-date total return as of March 31, 2016: -2.24

▪	Average Annual Total Returns %

(for periods ended December 31, 2015)

Average Annual Total Returns % (for the periods ended December 31, 2015)
		1 Year	5 Years	10 Years	Since Inception	Inception Date
Equity-Income Portfolio
Class ADV	%	-4.82	8.78	4.37	N/A	11/15/04
Russell 3000® Value Index[1]	%	-4.13	10.98	6.11	N/A
Class S	%	-4.60	9.03	4.64	N/A	11/15/04
Russell 3000® Value Index[1]	%	-4.13	10.98	6.11	N/A

Growth and Income Portfolio
Class ADV	%	-3.26	9.52	5.70	N/A	02/22/04
Russell 1000® Value Index[1]	%	-3.83	11.27	6.16	N/A
Class S	%	-2.93	9.91	6.08	N/A	10/04/93
Russell 1000® Value Index[1]	%	-3.83	11.27	6.16	N/A

1.	The index returns do not reflect the deductions for fees, expenses, or taxes.

5

June 20, 2016

Client Talking Points

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolio will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. In some cases the after-tax returns may exceed the return before taxes due to an assumed tax benefit from any losses on the sale of Fund shares at the end of the measurement period.

The Russell 1000 Value® Index is an unmanaged index that measures the performance of those Russell 1000® securities with lower price-to book ratios and lower forecasted growth values.

The Russell 3000 Value® Index is an unmanaged index that measures the performance of those Russell 3000® securities with lower price-to-book ratios and lower forecasted growth values.

▪	Tax Considerations

The Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither Equity-Income Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor Growth and Income Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for federal income tax purposes.

On or prior to the Closing Date, Equity-Income Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares, a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization and the redemption of Master Fund shares. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for federal income tax purposes from this cash distribution.

6

June 20, 2016

Client Talking Points

For financial professional use only.  Not for inspection by or distribution to the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding the VY® Invesco Growth and Income Portfolio, please call Voya Investment Management toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of VY® Fidelity® VIP Equity-Income Portfolio with and into VY® Invesco Growth and Income Portfolio, please call Voya Investment Management toll free at 1-800-992-0180. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources Voya Investment Management considers reliable; Voya Investment Management does not represent that such information is accurate or complete. Certain statements contained herein may constitute "projections," "forecasts" and other "forward-looking statements" which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as: (i) an offer to buy any security; or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. Voya Investment Management assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of VY® Invesco Growth and Income Portfolio carefully before investing. For a free copy of the VY® Invesco Growth and Income Portfolio’s prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

7